NO ACT

06045188

132-02371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

August 18, 2006

Helen N. Kaminski
Assistant General Counsel, Corporate & Securities
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: Exchange Act of 1934
Section: 14
Rule: 14a-8(i)(11)
Public Availability: August 18, 2006

Re: Sara Lee Corporation
Incoming letter dated June 9, 2006

Dear Ms. Kaminski:

This is in response to your letter dated June 9, 2006 concerning the shareholder proposal submitted to Sara Lee by William Steiner. We also have received letters on the proponent's behalf dated June 26, 2006 and July 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

August 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 9, 2006

The proposal requests that the board establish a rule to separate the roles of chief executive officer and chairman so that an independent director who has not served as an executive officer of the company serve as chairman whenever possible.

There appears to be some basis for your view that Sara Lee may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Sara Lee's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin
Special Counsel

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

June 9, 2006

Sara Lee
Corporate Law Dept.

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sara Lee Corporation -- Stockholder Proposal Submitted on behalf of William Steiner

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Sara Lee's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on May 23, 2006 (the "Second Proposal") from Mr. John Chevedden on behalf of Mr. William Steiner. Sara Lee intends to exclude the Second Proposal pursuant to Rule 14a-8(i)(11) on the grounds that it is substantially duplicative of a proposal submitted on May 19, 2006 by the International Brotherhood of Teamsters (the "First Proposal"), which Sara Lee intends to include in its proxy materials for the Annual Meeting. Sara Lee requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Sara Lee excludes the Second Proposal from its Annual Meeting proxy statement for the reasons set forth below.

Sara Lee intends to file its definitive proxy materials for the Annual Meeting on or about September 22, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and Sara Lee has sent one copy to each of Mr. Chevedden and Mr. Steiner.

The Proposals

The First Proposal, which is attached hereto as Exhibit A, requests that the Board of Directors of Sara Lee (the "Board") "adopt a policy that the board's chair be an independent director who has not previously served as an executive officer of Sara Lee."

The Second Proposal, which is attached hereto as Exhibit B, requests that the Board "establish a rule (required in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible."

Discussion

Rule 14a-8 requires public companies to include in their proxy materials proposals submitted by eligible stockholders under certain circumstances. A proposal need not be included in a company's proxy materials if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8 or if it fails to satisfy the procedural requirements of the rule. Sara Lee respectfully submits that it may exclude the Second Proposal from its proxy materials under Rule 14a-8(i)(11).

Sara Lee May Exclude the Second Proposal from Its Proxy Materials in Reliance on Rule 14a-8(i)(11)

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Rel. No. 34-12598 (Jul. 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Instead, in determining whether two proposals are substantially duplicative, the Staff has considered whether the thrust of the two proposals are substantially the same.[1]

Here, the principal thrust of the First Proposal and the Second Proposal is the same: to establish a requirement that the chair of the board be an independent director who has not previously served as an executive officer of Sara Lee. The only substantive difference between the proposals is the mechanism by which the proposals would have the board establish this rule. The First Proposal requests a policy, while the second requests a rule in Sara Lee's charter or bylaws if practicable. This difference, however, is without significance to the analysis under Rule 14a-8(i)(11). The Staff consistently has taken the position that stockholder proposals may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even though they may differ in some aspects, including when one proposal requests amendments to a corporation's governing documents and one merely requests the adoption of a policy or resolution by the

---

[1] *See, e.g., Pacific Gas and Electric Company* (available Feb. 1, 1993) ("The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) ... The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. ... the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards").

corporation's board of directors. *See EMCOR Group, Inc.* (available May 16, 2000) (mandatory bylaw amendment prohibiting the adoption or retention of the company's stockholder rights plan substantially duplicative of a precatory proposal requesting that the board refrain from adopting a rights plan or agreement without prior approval of the stockholders and to redeem the rights plan currently in place).

In fact, the Staff recently permitted the exclusion of a proposal submitted by John Chevedden on similar grounds in *General Motors Corporation* (available Mar. 7, 2006). In *General Motors*, the Staff concurred in GM's view that it could exclude a stockholder proposal identical to the Second Proposal on the grounds that it was substantially duplicative of a previously submitted proposal which was nearly identical to the First Proposal. That proposal, much like the First Proposal, requested that the board of directors "establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors." Based on the facts that (i) the proposals had the same principal thrust, and (ii) GM intended to include the first-received proposal in its proxy materials, GM asserted, and the staff agreed, that GM could omit the second, later-received proposal from its proxy materials in reliance on Rule 14a-8(i)(11). *See General Motors Corporation* (available Mar. 7, 2006).

General Motors is but one example of many instances in which the Staff has granted no-action relief under Rule 14a-8(i)(11) in circumstances that are virtually identical to those presented here. *See, e.g., Time Warner Inc.* (available Mar. 2, 2006) (proposal requesting a change in the governing documents of the corporation to require that the chairman of the board be an independent director substantially duplicative of a proposal requesting the adoption of a policy requiring the chairman to be independent "whenever possible"); *Weyerhauser Company* (available Jan. 18, 2006) (proposal requesting an amendment to the bylaws of the company to require that the chairman of the board be an independent director substantially duplicative of a proposal to adopt a policy that the board's chair be an independent director who has not previously served as an executive officer); *Comcast Corporation* (available Mar. 22, 2005) (proposal requesting an amendment to the articles of incorporation to require that the chairman of the board be an independent director substantially duplicative of a proposal requesting the adoption of a board resolution requiring that the Chairman of the Board serve in that capacity only and have no management duties, titles, or responsibilities); *Bristol-Myers Squibb Company* (available Feb. 7, 2005) (proposal requesting the adoption of a policy requiring that the chairman of the board be an independent director substantially duplicative of a proposal requesting an amendment to the bylaws that would require that an independent director who has not served as chief executive officer of the company serve as chairman of the board); *Verizon Communications Inc.* (available Feb. 2, 2005) (proposal requesting the board of directors to "take the steps necessary" to select a chairman who is an independent director substantially duplicative of a proposal requesting an amendment to the corporation's bylaws that would require that the chairman be an independent director).

In each of these no-action letters, as is the present case, the proposals had the same principal thrust but differed in how the proposals would achieve their objectives. In each instance, the Staff agreed that, notwithstanding the mechanism by which the proposals sought to achieve their goals, the later-received proposal could be excluded in reliance on Rule 14a-8(i)(11) to the extent that the company included the first-received proposal in its proxy materials. We respectfully submit that the Staff should reach the same conclusion here.

Conclusion

As discussed above, the Second Proposal is substantially duplicative of the First Proposal. Further, Sara Lee intends to include the First Proposal in its proxy materials for the Annual Meeting. Based on these facts and the no-action letter precedent discussed above, it is clear that Sara Lee may exclude the Second Proposal from its proxy materials in reliance on Rule 14a-8(i)(11). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if Sara Lee excludes the Second Proposal from its Annual Meeting proxy materials in reliance on Rule 14a-8(i)(11).

If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Assistant General Counsel,
Corporate & Securities

Cc: Roderick A. Palmore
John Chevedden
William Steiner

Exhibit A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

May 19, 2006

BY FAX: 312-558-8687
BY UPS NEXT DAY

RECEIVED
MAY 2 2 2006
R. A. PALMORE

Mr. Roderick A. Palmore
Corporate Secretary
Sara Lee Corporation
3 First National Plaza
Chicago, IL 60602

Dear Mr. Palmore:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Carin Zelenko, Director, Capital Strategies, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/cz
Enclosures

RESOLVED: That stockholders of the Sara Lee Corporation ("Sara Lee" or "the Company") ask the board of directors to adopt a policy that the board's chair be an independent director who has not previously served as an executive officer of Sara Lee. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chair if a current chair ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chair.

SUPPORTING STATEMENT: It is the responsibility of our Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company the CEO and President, Ms. Brenda Barnes, also holds the position of Board Chair. We believe that this current scheme may not be in the best interests of shareholders.

Sara Lee's shareholders require an independent leader to ensure that management acts strictly in the best interests of the Company, especially when our Company and the industry as a whole face significant challenges.

By setting agendas, priorities and procedures, the position of Chair is critical in shaping the work of our Board of Directors. Accordingly, we believe that having an independent director serve as chair can help ensure the objective functioning of an effective board. Conversely, we fear that a President and CEO holding the position of Chair may limit our Board's ability to make truly independent decisions.

As a long-term shareholder of our Company, we believe that an independent Board Chair will enhance Board leadership at Sara Lee, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "it is essential that the Chairman not have any relationships with the CEO or management that compromises his or her ability to act independently."[1] The Conference Board also stated: "The ultimate responsibility for good corporate governance rests with the Board of Directors. Only a strong, diligent and independent Board of Directors that understands the key issues, provides wise counsel, and asks management the tough questions is capable of ensuring that the

[1] The Conference Board. Commission on Public Trust and Private Enterprise: Findings & Recommendations, p. 29.

interests of shareowners as well as other constituencies are being properly served."[2]

We believe that the recent wave of corporate scandals demonstrate that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if that Board Chair is also the CEO and President of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

---

[2] The Conference Board. Commission on Public Trust and Private Enterprise: Findings & Recommendations, p. 18.

Exhibit B

William Steiner
112 Abbotsford Gate
Piermont, NY 10968

Ms Brenda C. Barnes
Chair
Sara Lee Corporation (SLE)
Three First National Plaza
Suite 4600
Chicago IL 60602
Phone: 312-726-2600
Fax: 312-726-3712

RECEIVED

MAY 2 4 2006

R. A. PALMORE

Rule 14a-8 Proposal

Dear Ms. Barnes,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge this proposal within 14-days.

Sincerely,

William Steiner 5/19/06
William Steiner Date

cc: Roderick A. Palmore
Corporate Secretary
PH: 312 726-2600
FX 312-726-3712
FX: 312-345-5706
Nancy Kaminski <nkaminski@saralee.com>
Assistant General Counsel
Ph: (312) 558-8564
Fax. (312) 345-5750

[May 23, 2006]

3 – Separate the Roles of CEO and Chairman

RESOLVED: Shareholders request that our Board establish a rule (required in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible.

This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Progress Begins with a First Step

It is important to take one step forward and adopt this proposal since our 2006 corporate governance was not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, an independent investment research firm in Portland, Maine, www.thecorporatelibrary.com rated our company:
  "D" in Board Effectiveness
  "D" in Board Composition
  "D" in CEO Compensation

- We had 4 "problem directors" according to The Corporate Library:
  1) Vernon Jordan because he served on the board of Xerox when it experienced serious governance-related difficulties.
  2) Richard Thomas because he chaired the director nomination committee at our company when it received a Board Composition grade of "F."
  3) J.T. Battenberg due to his service as Chairman and CEO of Delphi Corporation prior to Delphi filing its 2005 bankruptcy.
  4) Virgis Colbert (a new director no less) also because he served as a member of the Board of Delphi Corporation prior to Delphi filing its 2005 bankruptcy.
- This is compounded by these 4 problem directors having held 13 board committee seats.

- Our audit committee met only 5-times and our combination nomination/governance committee met 3-times – Commitment concerns.
- Four directors were age 71 to 75.
- Five directors held 4 to 7 board seats – Over-commitment concern.
- Four directors had 14 to 30 years tenure – Independence concern.
- A 67%-vote required to remove a director for cause.

- Our lead director had 30-years tenure – Independence concern.
- Our Board was criticized for being hampered by a sheer number of aging, long-tenured and over-committed directors.

• Also criticized for several directors who were at or near our company's mandatory director retirement age with an obvious absence of any real director succession planning.
• Two directors did not own stock.

These less-than-best practices reinforce the reason to take one step forward and vote yes.

Separate the Roles of CEO and Chairman
Vote Yes on 3

Notes:
The action on the poison pill is appreciated.
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

From: J [olmsted7p@earthlink.net]
Sent: Monday, June 26, 2006 1:03 PM
To: CFLETTERS
Cc: Helen Kaminski
Subject: (SLE) Sara Lee Corporation #1 ShareholderPosition on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

June 26, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sara Lee Corporation (SLE)
#1 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the Sara Lee Corporation no action request.

The company no action request is at least incomplete. The company claims that it received another proposal. However the company:

Does not state that it will publish another proposal in its 2007 definitive proxy.
The company does not claim that it has verified the required stock ownership to qualify the other proposal.

Furthermore the other proposal:

Could have already been withdrawn.

Could have failed to qualify for the definitive proxy.
Could be the object of a separate no action request.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Helen Kaminski <Helen.Kaminski@saralee.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, July 18, 2006 11:21 AM
To: CFLETTERS
Cc: Helen Kaminski
Subject: Sara Lee Corporation (SLE) #2 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

July 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sara Lee Corporation (SLE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

Since the June 26, 2006 Shareholder Position on Company No-Action Request the company has not responded at all to the following:

"The company no action request is at least incomplete. The company claims that it received another proposal. However the company:
Does not state that it will publish another proposal in its 2007 definitive proxy.
The company does not claim that it has verified the required stock ownership to qualify the other proposal.

"Furthermore the other proposal:
Could have already been withdrawn

Could have failed to qualify for the definitive proxy Could be the object of a separate no action request"

Arguably the company could still submit a no action request for the other proposal after the Staff Response Letter is received on this proposal.

The company has not conclusively shown that there is purportedly any need to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals Š"

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Helen Kaminski <Helen.Kaminski@saralee.com>